

Johnny Li

FinTech and Social Enterprise Co-Founder

Washington, District Of Columbia

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Parvenu Fundraising

 **Rice University**

 **See contact info**

 **427 connections**

Co-founder of a fintech/social enterprise venture based in D.C. Multi-published strategy writer and editor of an Amazon bestseller. Consulting background. Medical education. Top .01% competitor in the history of professional gaming.

Experience

Co-founder and COO
Parvenu Fundraising
Dec 2017 – Present • 7 mos
Washington D.C. Metro Area

Parvenu is a technology-based startup that innovates charitable giving at the point of sale through a disruptive API crowdfunding platform. We employ high-tech AI features to create an inspiring and personalized shopper experience, with a hyperlocal focus that fosters a culture of giving.



Associate Consultant
Rand Group
Nov 2015 – Dec 2017 • 2 yrs 2 mos

Rand Group (RG) is a professional services firm combining the business acumen of CPAs, accountants and industry specialists with the technology expertise of software developers, database engineers, process improvement specialists and business-minded service professionals that help business do better business with technology. RG serves industries such as oil & gas, manufacturing, distribution, construction, using a business-centric approach focusing on identifying and resolving the business issues of importance to companies and achieving rapid, tangible return on investments.

At Rand Group, we understand technology but, more importantly, we understand business. We make processes more efficient by implementing, upgrading or right sizing technology to fit organizations. Our project plans and the products that power them are based on a detailed requirements and discovery phase wherein we gain visibility into the client's needs and objectives. Our tailored implementation of software solutions integrates people, processes and technology that mitigates business risk, reduces operating costs and enhances revenue.

Contributing Writer
Alterealitygames
Jan 2013 – Feb 2015 • 2 yrs 2 mos

• Represented dominant brand in collectible gaming; Toured across 25 national events
• Achieved widespread acclaim as leading theorist in field

- Editor and contributing author to Amazon Bestseller
- Conducted market research on customer base of several hundred thousand; Pitched initiatives to President/CEO
- Top 1% of the Top 1% in career rankings among entire customer and competitor base worldwide

Private Instructor, Editor
Independent
2007 – 2015 • 8 yrs

- Generated network of clientele over span of 7+ years in academic, violin, and fitness instruction
- Editing work in articles on cutting-edge cancer tech published in numerous national publications
- Developed versatility working with all age groups, from 5 to retirees 60+, plus clients with disabilities
- Strategized with clients to reach weight loss goals by developing Excel tools to manage macronutrients

Instructor and Project Lead in Curriculum Development & Implementation
AT Learning Center
Jul 2011 – May 2013 • 1 yr 11 mos
Pearland, TX

- Spearheaded design of adaptive, cutting-edge curriculum; Taught accelerated classes for 100+ students
- Directly generated $500K+ in small business revenue while expanding client reach
- Published business's first job manual to counsel successors on furthering course development

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Education



Rice University
Bachelor's Degree, Biological Sciences and Psychology
2008 – 2011

- Top 1% in nationally accredited standardized test scores (e.g. college and graduate entrance exams, WAIS, etc.), including multiple perfect scores
- Team-based biomedical engineering design project
- IRB-approved independent research conducted in auditory psychology

- Baker College Representative, Rice Student Volunteer Program
- President, Children's Defense Fund Student Health Outreach, Rice
- Special needs volunteer organizer
- Fresh Rice Breakers dance crew
- Captain, Baker College tennis team
- Camp counselor, National Junior Tennis League

- Analytics: Microeconomics, Macroeconomics, Medical Sociology, Statistics
- Hard-Science Lab: Protein Purification, Organic Chemistry, Microbiology, Biology, Chemistry
- Hard-Science Lecture: Genetics, Physics, Ecology, Biochemistry, Differential Equations
- Psychology: Language, Child Development, Social Psychology, Health Psychology



The University of Texas Health Science Center at San Antonio
Medicine
2013 – 2015

Volunteer Experience



Clinical Assistant
Healthcare for the Homeless Houston
2012 – 2012 • less than a year



Homeless Houston

Health

Salt and Light Association

Volunteer and College Liaison
Salt and Light Association
2009 – 2012 • 3 yrs
Children

• Coordinated monthly volunteer activity for Rice students to serve in a program for special needs children
• Program included arts & crafts, dance, theater, games, and handbell choir

Children's Defense Fund

President, Rice Chapter
Children's Defense Fund
2009 – 2011 • 2 yrs
Social Services

• Acted as liaison with greater Houston office to develop advocacy strategy and increase community presence
• Directed CHIP enrollment drives with public sector sponsorship; coordinated service trip to Los Angeles
• Procured university funding for events; headed student recruitment and chaired officer meetings

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Skills & Endorsements

Microsoft Dynamics NAV · 1
Sam Redus has given an endorsement for this skill

Microsoft Dynamics CRM · 1
Sam Redus has given an endorsement for this skill

Microsoft Excel · 1
Adam Braun has given an endorsement for this skill

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Accomplishments

3 **Languages**
Chinese • English • French

2 **Honors & Awards**
National Merit Finalist • AP Scholar with Distinction

2 **Projects**
Road of the King • Startup Business Director, Ascension ImmunoTech LLC